

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 3, 2018

Roy R. Centrella
Senior Vice President and Chief Financial Officer
Southwest Gas Holdings, Inc.
5241 Spring Mountain Road
Post Office Box 98510
Las Vegas, Nevada 89193-8510

  Re: Southwest Gas Holdings, Inc.
    Southwest Gas Corporation
    Form 10-K for Fiscal Year Ended December 31, 2017
    Filed February 28, 2018
    File Nos. 1-37976 and 1-7850

Dear Mr. Centrella:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ William H. Thompson

       William H. Thompson
       Accounting Branch Chief
       Office of Consumer Products